UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)

FUNDTECH LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE

(Title of Class of Securities)

M47095100

(CUSIP Number)

NITSA EINAN, ADV.
CLAL INDUSTRIES AND INVESTMENTS LTD.
3 AZRIELI CENTER, TRIANGLE TOWER
TEL AVIV, 67023
ISRAEL
TEL: +972 (3) 607-5794

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the  remainder of this cover page shall not be deemed to be “filed” for the purpose  of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47095100	Schedule 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,801,398 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,800,398 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,801,398 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%1
14	TYPE OF REPORTING PERSON* CO

1
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%3
14	TYPE OF REPORTING PERSON* CO

1
IDB Development Corporation Ltd. (“IDB Development”) may be deemed to beneficially own:  (i) 8,801,398 Ordinary Shares beneficially owned by Clal Industries and Investments Ltd. (“Clal Industries”), a subsidiary of IDB Development; (ii) 75,992 Ordinary Shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a subsidiary of IDB Development; (iii) 26,826 Ordinary Shares held by mutual funds managed by subsidiaries of CIEH; and (iv) 500 Ordinary Shares held for the benefit of clients of companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (the Ordinary Shares described in clauses (iii) and (iv), the “CIEH and Epsilon Shares”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%3
14	TYPE OF REPORTING PERSON* CO

1
The Reporting Person may be deemed to beneficially own 8,877,390 Ordinary Shares that may be deemed to be beneficially owned by IDB Development Corporation Ltd. (“IDB Development”), its wholly-owned subsidiary.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% 3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,877,390 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Shelly Dankner-Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%2
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,877,390 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,877,390 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

CUSIP No. M47095100	Schedule 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,877,390 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,876,390 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,390 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,877,390 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3
The percentage is based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

This Amendment No. 20 to Schedule 13D (this “Amendment No. 20”) relates to and amends and supplements the Statement of Beneficial Ownership on Schedule 13D (as amended from time to time, the “Statement”) with respect to ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of Fundtech Ltd. (the “Issuer”), previously filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons.

Unless otherwise defined in this Amendment No. 20, capitalized terms have the meanings given to them in the Statement.  Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported on the Statement.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by incorporating Item 6 of this Amendment No. 20 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The number of Ordinary Shares beneficially owned and the percentage of outstanding Ordinary Shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The percentages of ownership are based on 15,306,712 Ordinary Shares outstanding as of September 12, 2011, as disclosed by the Issuer (including 1,000 restricted shares of the Reporting Persons which vested on September 21, 2011).

(a)  As of September 21, 2011:

(1)           Clal Industries and Investments Ltd. (“Clal Industries”) is the beneficial owner of 8,801,398 Ordinary Shares, constituting approximately 57.5% of the outstanding Ordinary Shares.

(2)           IDB Development Corporation Ltd. (“IDB Development”) may be deemed to beneficially own: (i) 8,801,398 Ordinary Shares beneficially owned by Clal Industries, a subsidiary of IDB Development; (ii) 75,992 Ordinary Shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a subsidiary of IDB Development; (iii) 26,826 Ordinary Shares held by mutual funds managed by subsidiaries of CIEH; and (iv) 500 Ordinary Shares held for the benefit of clients of companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (the Ordinary Shares described in clauses (iii) and (iv), the “CIEH and Epsilon Shares”).  Excluding the CIEH and Epsilon Shares, IDB Development may be deemed to be the beneficial owner of an aggregate of 8,877,390 Ordinary Shares, constituting approximately 58.0% of the outstanding Ordinary Shares.

(3)           IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelley Dankner-Bergman, Avraham Livnat and Ruth Manor may be deemed to beneficially own 8,877,390 Ordinary Shares (excluding the CIEH and Epsilon Shares), constituting approximately 58.0% of the outstanding Ordinary Shares, that may be deemed to be beneficially owned by IDB Development.

(4)           To the knowledge of the Reporting Persons, none of the executive officer and directors listed on Exhibits 1 through 3 to Amendment No. 19 to the Statement filed on July 5, 2011 beneficially owns any Ordinary Shares.

(b)  As of September 21, 2011:

(1) Clal Industries has shared voting power with respect to 8,801,398 Ordinary Shares and has shared dispositive power with respect to 8,800,398 Ordinary Shares.

(2) Each of the other Reporting Persons may be deemed to have (excluding the CIEH and Epsilon Shares) shared voting power with respect to 8,877,390 Ordinary Shares and shared dispositive power with respect to 8,876,390 Ordinary Shares.

(c) On September 11, 2011, CIEH sold 817 Ordinary Shares for 6,179 NIS (approximately $1,656.57, based on an exchange rate of 3.73 NIS to one US dollar as of September 12, 2011, rounded to the nearest whole cent) on the Tel-Aviv Stock Exchange. Other than as set forth in the previous sentence, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the executive officers and directors named in Exhibits 1 through 3 to Amendment No. 19 to the Statement, filed on July 5, 2011, purchased or sold any Ordinary Shares in the past 60 days.  For the avoidance of doubt, the foregoing transaction was not effected by Clal Industries or any of its subsidiaries.

(d) Not applicable.

(e) Not applicable.

Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons (other than Clal Industries) disclaims beneficial ownership of all Ordinary Shares reported in this Amendment No. 20, except to the extent of any pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended and supplemented as follows:

On September 16, 2011, Fundtech Ltd. ("Fundtech") and S1 Corporation agreed to terminate the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, among S1 Corporation, Finland Holdings (2011) Ltd. and Fundtech (the “S1 Merger Agreement”).  As a result of the termination of the S1 Merger Agreement, the Voting Agreement, dated as of June 26, 2011, between Clal Industries and S1 Corporation, was automatically terminated in accordance with its terms.

Also on September 16, 2011, US FT Parent, Inc., a Delaware corporation (“Parent”), F.T. Israeli Mergerco Ltd., a company organized under the laws of the State of Israel and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Fundtech entered into an Agreement and Plan of Merger (the “GTCR Merger Agreement”).  Pursuant to the GTCR Merger Agreement, Merger Sub will merge with and into Fundtech, with Fundtech surviving as the continuing corporation in the merger and becoming an indirect wholly-owned subsidiary of Parent (the “GTCR Merger”).

Subject to the terms and conditions of the GTCR Merger Agreement, at the effective time of the GTCR Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $23.33 in cash, without any interest thereon, and subject to applicable withholding taxes, if any.

In connection with the execution of the GTCR Merger Agreement, Clal Industries entered into a Voting Agreement, dated as of September 16, 2011 (the “GTCR Voting Agreement”), with Parent, pursuant to which it has agreed, subject to the terms and conditions thereof, at every meeting of the shareholders of Fundtech called, and at every postponement or adjournment thereof, to vote: (i) in favor of the approval of the GTCR Merger Agreement, the GTCR Merger and all the transactions contemplated by the GTCR Merger Agreement; and (ii) against any alternative business combination transaction.  The GTCR Voting Agreement will terminate on the first to occur of (a) the termination of the GTCR Merger Agreement pursuant to Article VIII thereof, (b) the occurrence of a “Company Change of Recommendation” (as defined in the GTCR Merger Agreement) pursuant to Section 6.6(e) of the GTCR Merger Agreement or (c) the effective time of the GTCR Merger.  Clal Industries has also agreed under the GTCR Voting Agreement not to transfer any of its Ordinary Shares.  In connection with the execution of the GTCR Voting Agreement, Clal Industries executed and delivered to HFN Trusts Company 2010 Ltd. an irrevocable proxy solely to vote in accordance with the GTCR Voting Agreement (the “GTCR Proxy”).  The GTCR Proxy will expire and terminate upon the termination of the GTCR Voting Agreement.

In addition, Clal Industries has agreed not to seek, in certain circumstances, payment for Ordinary Shares beneficially owned by it having an aggregate value not to exceed $20 million until the second business day following the effective time of the GTCR Merger, subject to a reasonable guaranty to be delivered to Clal Industries.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the GTCR Merger Agreement and the GTCR Voting Agreement (including the GTCR Proxy, which is attached as Exhibit A thereto), each of which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit A
Agreement and Plan of Merger, dated as of September 16, 2011, among US FT Parent, Inc., F.T. Israeli Mergerco Ltd. and Fundtech Ltd. (incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 16, 2011)

Exhibit B
Voting Agreement, dated as of September 16, 2011, between US FT Parent, Inc. and Clal Industries and Investments Ltd. (incorporated herein by reference to Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 16, 2011)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2011

CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN AVRAHAM LIVNAT RUTH MANOR

By:	/s/ Yehuda Ben Ezra
Yehuda Ben Ezra

By:	/s/ Gonen Bieber
Gonen Bieber

Yehuda Ben Ezra and Gonen Bieber are authorized signatories of Clal Industries and Investments Ltd. for itself and on behalf of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as Exhibits 4-9 to Amendment No. 14 to the Statement.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A
Agreement and Plan of Merger, dated as of September 16, 2011, by and among US FT Parent, Inc., F.T. Israeli Mergerco Ltd. and Fundtech Ltd. (incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 16, 2011)

Exhibit B
Voting Agreement, dated as of September 16, 2011, by and between US FT Parent, Inc. and Clal Industries and Investments Ltd. (incorporated herein by reference to Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 16, 2011)